                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      Energy Exploration Technologies, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    723473104
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13G

CUSIP NO. 723473104
          ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      --------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                              -0-

6.       SHARED VOTING POWER                                      2,466,462

7.       SOLE DISPOSITIVE POWER                                         -0-

8.       SHARED DISPOSITIVE POWER                                 2,466,462

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                    2,466,462

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                        [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                                      12.8%

12.      TYPE OF REPORTING PERSON                                        HC



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                                  SCHEDULE 13G


CUSIP NO. 723473104
          ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  SFD Investment LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      --------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                         -0-

6.       SHARED VOTING POWER                                 2,466,462

7.       SOLE DISPOSITIVE POWER                                    -0-

8.       SHARED DISPOSITIVE POWER                            2,466,462

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                               2,466,462

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                                 12.8%

12.      TYPE OF REPORTING PERSON                                   00

CUSIP NO. 723473104
          ---------

This Amendment No. 4 to Schedule 13G is being filed to correct the number of shares of the common stock of Energy Exploration Technologies, Inc. ("ENXT") reported as beneficially owned by the reporting persons in Amendment 3 to
Schedule 13G. Since the filing of Amendment 3, ENXT has recalculated the conversion ratio of the 800,000 shares of Series A Convertible Preferred Stock owned by the reporting persons. The conversion ratio is now approximately 2.96 common shares for each share of Series A Convertible Preferred stock.

ITEM 1.

          (a) Name of Issuer: Energy Exploration Technologies, Inc.

          (b) Address of Issuer's Principal Executive Offices:

                     Suite 700 Phoenix Place
                     840 7Th Avenue, S.W.
                     Calgary, Alberta, Canada  T2P 3G2
ITEM 2.

          (a) Name of Person Filing:    Stephens Group, Inc.
                                        SFD Investment LLC

          (b) Address of Principal Business Office or, if none, Residence

                     111 Center Street
                     Little Rock, Arkansas  72201

          (c) Citizenship:   Arkansas, USA

          (d) Title of Class of Securities:   Common Stock

          (e) CUSIP Number:  723473104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                                       N/A

ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a)  Amount beneficially owned:                                        2,466,462

(b)  Percent of class:                                                     12.8%

(c)  Number of shares as to which the person has:



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     (i)   Sole power to vote or to direct the vote:                         -0-

     (ii)  Shared power to vote or to direct the vote:                 2,466,462

     (iii) Sole power to dispose or to direct the disposition of:            -0-

     (iv)  Shared power to dispose or to direct the disposition of:    2,466,462

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. [ ]

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                    N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Stephens Group, Inc. is the 75% parent of SFD Investment LLC and as such parent is reported herein as having shared power of voting and of disposition with respect to securities owned by SFD Investment LLC for its own account.

         The number of shares reported as being owned by Stephens Group, Inc. and SFD Investment LLC reflects the ownership by SFD Investment LLC of 97,700 shares of common stock of ENXT and 800,000 shares of Series A Convertible Preferred Stock which can be converted into 2,368,762 shares of common stock of ENXT. The conversion ratio for the preferred stock is subject to adjustment should the issuer sell common shares or common share purchase options or warrants at prices less than $7.50 per share in certain circumstances.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.           N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP                                      N/A

ITEM 10. CERTIFICATION.                                                      N/A



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      January 14, 2003
                                      Date


                                      Stephens Group, Inc.
                                              and
                                      SFD Investment LLC

                                      By:  /s/ Todd Ferguson
                                         --------------------------------------
                                         Todd Ferguson
                                         Attorney in fact for reporting persons

                                POWER OF ATTORNEY
                       FOR EXECUTING FORMS 3, 4 AND 5 AND
                              SCHEDULES 13G AND 13D

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints William B. Keisler and Todd C. Ferguson the undersigned's true and lawful attorneys-in-fact to:

         (1) execute, for and on behalf of the undersigned, any one or more Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "34 Act"), and the rules thereunder, and Schedules 13G and 13D in accordance with Section 13 of the 34 Act and the rules thereunder;

         (2) do and perform any and all acts, for and on behalf of the undersigned, that may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedules 13G and 13D, and the timely filing of such forms and schedules with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in- fact may approve in his discretion.

         The undersigned hereby grants to the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorneys-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or their substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Securities and Exchange Act of 1934, as amended, or other applicable securities laws or rules.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of December, 2002.


                                        Stephens Group, Inc.

                                        By: /s/ David A. Knight
                                            ------------------------------------
                                            Vice President

                                POWER OF ATTORNEY
                       FOR EXECUTING FORMS 3, 4 AND 5 AND
                              SCHEDULES 13G AND 13D

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints William B. Keisler and Todd C. Ferguson the undersigned's true and lawful attorneys-in-fact to:

         (1) execute, for and on behalf of the undersigned, any one or more Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "34 Act"), and the rules thereunder, and Schedules 13G and 13D in accordance with Section 13 of the 34 Act and the rules thereunder;

         (2) do and perform any and all acts, for and on behalf of the undersigned, that may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedules 13G and 13D, and the timely filing of such forms and schedules with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in- fact may approve in his discretion.

         The undersigned hereby grants to the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorneys-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or their substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Securities and Exchange Act of 1934, as amended, or other applicable securities laws or rules.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of December, 2002.


                                        SFD Investment LLC

                                        By: Stephens Group, Inc.,
                                            Manager


                                            By: /s/ David A. Knight
                                               ---------------------------------
                                               Vice President